June 11, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

RE:	The GEO Group, Inc. Registration Statement on Form S-4 Filed May 31, 2024 File No. 333-279897

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, The GEO Group, Inc. hereby requests on behalf of itself and the subsidiary guarantors named as co-registrants therein that the Registration Statement on Form S-4, (File No. 333-279897) filed with the Securities and Exchange Commission (the “Commission”) on May 31, 2024 be declared effective by the Commission at 4:00 p.m. Eastern Time on Thursday, June 13, 2024, or as soon thereafter as practical.

Once the Registration Statement is declared effective, please orally confirm that event with our counsel, Akerman LLP by calling Esther L. Moreno at (305) 982-5519.

Very truly yours,

The GEO Group, Inc.

By:	/s/ Brian R. Evans
Brian R. Evans
Chief Executive Officer

cc:	Stephen K. Roddenberry, Akerman LLP

Esther L. Moreno, Akerman LLP